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                                                            EXHIBIT - 99.(a)(10)

                  LETTERHEAD OF STEAG ELECTRONIC SYSTEMS GMBH

                             FOR IMMEDIATE RELEASE

                               22 February 1999


                 WAITING PERIOD UNDER HART-SCOTT-RODINO EXPIRES
              STEAG COMPLETES CASH TENDER OFFER FOR AG ASSOCIATES


Essen, Germany

     STEAG Electronic Systems GmbH today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") applicable to its cash tender offer for all of the outstanding shares of common stock of AG Associates, Inc. (NASDAQ: AGAI) at $5.50 per share expired at 11:59 p.m., New York City time, on Friday, February 19, 1999, without further action by the Antitrust Division of the United States Department of Justice.

     STEAG today also announced that it has successfully completed its tender offer for the outstanding shares of common stock of AG Associates at $5.50 net per share. The offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, February 19, 1999.

     As of the expiration of the tender offer, based on information provided by the Depositary, BankBoston, N.A., approximately 5,682,244 shares of AG Associates had been tendered and not withdrawn. This includes 565,886 shares tendered pursuant to notices of guaranteed delivery that have not yet been delivered. On February 22, 1999, all shares validly tendered and not withdrawn were accepted for payment. These tendered shares represent approximately 91.0% of the outstanding shares of common stock of AG Associates. The shares of AG Associates not tendered will shortly be converted into the right to receive $5.50 net per share pursuant to a short-form merger between AG Associates and a STEAG subsidiary.

     STEAG Electronic Systems GmbH, through its subsidiaries STEAG AST Electronik and STEAG MicroTech, is a leading supplier of thermal processing equipment and wet processing systems for semiconductor and silicon wafer production. STEAG has over 12 years' experience in the thermal processing equipment industry, with well over 400 thermal processing equipment systems now in production worldwide.